

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 26, 2010

By U.S. Mail and Facsimile to (607) 735-2050

Ronald M. Bentley
President and Chief Executive Officer
Chemung Financial Corporation
One Chemung Canal Plaza
P.O. Box 1522
Elmira, New York 14902

> **Re: Chemung Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarter ended September 30, 2009**
> **File No. 0-13888**

Dear Mr. Bentley:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and we have no further comments.

Sincerely,

Jessica Livingston
Senior Counsel